Filed by: Diamond Foods, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Diamond Walnut Growers, Inc.
Filing: Registration Statement on Form S-4
Registration No. 333-123574
Date: July 9, 2005

     A copy of a letter to be sent to certain members of Diamond Walnut Growers, Inc. is being filed as Appendix A to this filing. Appendix A is incorporated herein by reference.

Appendix A

July 9, 2005

VIA FIRST CLASS U.S. MAIL

TO:	MEMBERS OF DIAMOND WALNUT GROWERS, INC. WHO DID NOT VOTE IN FAVOR OF THE MERGER OF DIAMOND WALNUT GROWERS, INC. WITH AND INTO DIAMOND FOODS, INC.

RE:	NOTICE OF APPROVAL

Dear Members:

     As you may know by now, at a special meeting of members on July 1, 2005, the members of Diamond Walnut Growers, Inc. (“Diamond Growers”) approved the conversion (the “Conversion”) of Diamond Growers into Diamond Foods, Inc. (“Diamond Foods”) pursuant to a merger (the “Merger”) of Diamond Growers into Diamond Foods. The Merger has not yet become effective, but is expected to become effective in late July if the proposed initial public offering (“IPO”) of Diamond Foods common stock is successfully completed. The proposed price range of the shares of Diamond Foods common stock in the IPO is $14.00 to $16.00 per share.

     The purpose of this letter is to notify you of your rights under California law if you did not vote at all or if you voted against the Conversion. Any of these members may be entitled to exercise what is known as dissenters’ rights, as described in this letter and the attached Exhibit A. Please note that, even if you voted against the Conversion or did not vote at all, your exercise of dissenters rights is discretionary. You may disregard this letter and take no action if:

•	You wish to receive shares of Diamond Foods common stock in the conversion; or

•	You submitted a cash election form and wish us to proceed according the choices you made in such form.

     If you elect to demand dissenters’ rights, as explained in this letter and Exhibit A, you are deemed to have irrevocably revoked any cash election you submitted, and you will not receive any shares of Diamond Foods common stock you were otherwise entitled to receive as indicated in your property interest report included with the Disclosure Statement/Prospectus. Instead, by asserting dissenters’ rights, you are opting to follow a statutory procedure under Chapter 1300 of the California Corporation Code (“California Law.)

Summary of Dissenters’ Rights

     Each eligible holder of a membership interest in Diamond Growers that did not vote in favor of the Merger will be able to exercise rights as a dissenting shareholder with respect to such membership interest if that membership interest qualifies, and continues to qualify, as “dissenting shares” (“Dissenting Shares”) under Chapter 13 of the California Law, a copy of which is attached hereto as Exhibit A. This letter serves only as a summary, and you should review Exhibit A if you wish to exercise dissenters’ rights.

     A holder of Dissenting Shares may require Diamond to purchase such Dissenting Shares for cash at their fair market value, determined as of March 24, 2005, which was the day before the first announcement of the terms of the Merger, as adjusted for any stock split, reverse stock split or share dividend that becomes effective thereafter (“Fair Market Value”). Fair Market Value excludes any appreciation or depreciation in consequence of the Merger.

     The Diamond Growers Board of Directors has determined that as of March 24, 2005 the Fair Market Value of the Diamond Growers membership interests was equivalent to $5.00 per share, on an as-converted to Diamond Foods common stock basis. Please refer to the property interest report distributed to you with the disclosure statement/prospectus for a statement of the number of shares of Diamond Foods common stock to which your Diamond Growers membership interest is equivalent. Subject to the terms and conditions of this notice and Exhibit A hereto, this notice constitutes an offer by Diamond Growers to purchase each of the Dissenting Shares that which continues to qualify as a Dissenting Share at such price.

     The terms of the Merger and the consideration to be received by holders of Diamond Growers membership interests are set forth in the disclosure statement/prospectus and the attachments thereto. Diamond Growers currently expects the initial public offering price of each share of Diamond Foods common stock to be in the range of $14.00 to $16.00 per share, though there is no guarantee of any particular price.

     There are several reasons why the fair market value of your membership interest as of March 24, 2005 (the dissenters’ price) is substantially lower than the expected IPO price. First, the interest to be valued at March 24, 2005 is an interest in the cooperative which was not marketable. As stated in Diamond Growers’ Bylaws, an ownership interest in the company as a cooperative has no intrinsic value; a withdrawing owner is entitled only to payout of any revolving funds or retains. Second, the IPO price is being paid for interests in a well-capitalized company, infused with an estimated $60 million in investment. Third, by statute, the price to be paid for dissenters’ shares cannot be increased by virtue of changes in the company as a result of the Conversion transaction, rather, payments to dissenters must be based on the value of the company as of March 24, 2005.

     If you DO NOT wish to exercise any rights you may have as a dissenting shareholder, then you do not need to take any action pursuant to this letter, and you will receive the number of shares of Diamond Foods common stock to which you are entitled as a result of the Merger.

     If you DO wish to exercise any rights you may have as a dissenting shareholder, then, NO LATER THAN 30 days after the date on which Diamond Growers mailed this Notice (July 9, 2005), you must submit to the Company, at 1050 South Diamond Street, Stockton, CA 95205, Attention: Legal Department, a written demand that the Company purchase your Dissenting Shares for cash at their fair market value.

     Your demand must state the number, class and series of the Dissenting Shares held by you which you demand that the Company purchase and what you claim to be the fair market value of your Dissenting Shares on March 24, 2005 (which demand will constitute an offer by you to sell to the Dissenting Shares to the Company at such price).

Subject to the limitations described under “Risk of Non-Payment” below, if you and the Company agree that such shares are Dissenting Shares and also agree on the price at which they will be purchased, you will be entitled to the agreed price with interest at the legal rate on judgments, per annum, from the date such agreement is reached.

     If the Company denies that the membership interest in Diamond Growers represents Dissenting Shares entitled to be purchased, or if you and the Company fail to agree on the value of the shares, then, to preserve your rights as a holder of Dissenting Shares, you must, within six (6) months from the date on which this Notice was mailed, file a complaint with a Superior Court of the State of California, requesting the court to determine whether your shares are Dissenting Shares or to determine their fair market value, or both, or you will lose the right to have the shares purchased. In addition, you may intervene in any action pending to determine the status as Dissenting Shares or the fair market value of any other shares involved in the Merger.

RISK OF NON-PAYMENT

     Under certain provisions of California Law a corporation is legally prohibited from repurchasing shares of stock through the payment of cash or other property unless the corporation satisfies certain financial conditions. Due to these legal constraints, the Company may not be legally able to purchase Dissenting Shares for cash.

     In addition, as you know, the consummation of the Conversion is contingent upon the completion of a successful IPO. If an IPO does not occur, then the Conversion will not occur, and in that event, your interests will not be purchased, your dissenters’ rights will become moot, and you will continue in your status as a member of Diamond Growers.

     Diamond Foods, Inc. has filed with the Securities and Exchange Commission a registration statement on Form S-4 relating to the Conversion. You are urged to read the registration statement and the accompanying documents, including the section of the registration statement entitled “Risk Factors.” These documents contain important information about the Conversion and are available for free on the SEC web site at www.sec.gov.

     If you have any questions or require any further information, please contact Sam Keiper, the Company’s Vice President, Grower Relations & Corporate Affairs (at 209/467-6232) or Stephen Kim, the Company’s Vice President and General Counsel (at 209/932-5640).

EXHIBIT A

CHAPTER 13 OF THE CALIFORNIA CORPORATIONS CODE

CORPORATIONS CODE SECTION 1300-1313

1300. (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

     (b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

     (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

     (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

     (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

     (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

     (c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

1301. (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

     (b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

1302. Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

1303. (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

     (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

1304. (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.